

AB 4/6/06

06007838

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-65291

FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 1/1/2005 AND ENDING _____ 12/31/2005

SEC MAIL PROCESSING SECTION RECEIVED

MAR 3 1 2006

185

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

CENTURION SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Rector Street
(No. and Street)

New York   NY   10006
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Anderson   212 897-7243
(Name)   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Veraja & Company, LLC
(Name - if individual state last, first, middle names)

567 James Court   Glendale Heights   IL   60139
(Street)   (City)   (State)   (Zip Code)

CHECK ONE

[X]   Certified Public Accountant
[ ]   Public Accountant
[ ]   Accountant not resident in United States or any of its possessions

PROCESSED

JUN 2 0 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

The accompanying notes are an integral
part of these financial statements
-3-

OATH OR AFFIRMATION

I, _Gary Anderson_, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Centurion Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company, nor any member, partner, proprietor, principal, officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ Signature

Managing member Title

Mar 29th 2006 Date

Subscribed and sworn to before me this

_29_ day of _March_, 2006

_____
Notary Public

Denise C. Atkinson
Notary Public, State of New York
No. 01AT5081985
Qualified in New York County
Commission Expires July 14, 2007

This report** contains (check all applicable boxes)

[x]	(a)	Facing Page
[x]	(b)	Statement of Financial Condition
[x]	(c)	Statement of Income (Loss)
[x]	(d)	Statement of Cash Flows
[x]	(e)	Statement of Changes on Stockholder's Equity or Partners' or Sole Proprietor's Capital
[x]	(f)	Statement of Changes in Liabilities Subordinated to claims of General Creditors
[x]	(g)	Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
[x]	(h)	Computation for determination of Reserve Requirements Pursuant to Rule 15c3-3
[x]	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3
[x]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x]	(l)	An Oath or Affirmation
[ ]	(m)	A copy of the SIPC Supplemental Report
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
[x]	(o)	Independent Auditors' Report on Internal Accounting Control
[ ]	(p)	Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv)

1



CENTURION SECURITIES, LLC
ANNUAL AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2005

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Members
Centurion Securities, LLC

We have audited the accompanying statement of financial condition of Centurion Securities, LLC (an Illinois limited liability company) as of December 31, 2005 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Centurion Securities, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 through 17 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiMaggio Veraja & Company, LLC

Glendale Heights, Illinois
March 26, 2006

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, VERAJA & COMPANY, LLC

| | | 70 |

ADDRESS

567 James Court	71	Glendale Heights	72	IL	73	60139	74
Number and Street		City		State		Zip Code	

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD				
50	51	52	53				

SEC 1696 2 of 16

The accompanying notes are an integral
part of these financial statements

-4-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	**CENTURION SECURITIES, LLC**	N	3			100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/05 | 99
SEC FILE NO. 8-65667 | 98
Consolidated | 198
Unconsolidated X | 199

ASSETS

		Allowable		Non-Allowable			
1.	Cash ....$	23,075	200			$ 23,075	750
2.	Receivables from brokers or dealers:						
	A. Clearance account	118,884	295				
	B. Other............................	-	300		550		810
3.	Receivables from non-customers	322,768	355		600	441,652	830
4.	Securities and spot commodities owned, at market value:						
	A. Exempted securities		418				
	Debt securities	-	419				
	Options	6,540,280	420				
	Other securities	59,031,508	424				
	Spot commodities	-	430			65,571,788	850
5.	Securities and/or other investments						
	A. At cost $		130				
	B. At estimated fair value		440		610		860
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
	A. Exempted securities $		150				
	B. Other securities $		160				
7.	Secured demand notes:		470		640		890
	market value of collateral:						
	A. Exempted securities $		170				
	B. Other securities $		180				
8.	Memberships in exchanges:						
	A. Owned, at market $		190				
	B. Owned, at cost				- 650	-	
	C. Contributed for use of the company, at market value				660		900
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		50,000 670	50,000	910
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		181,060 680	181,060	920
11.	Other assets...........................		535		1,165,729 735	1,165,729	930
12.	TOTAL ASSETS	66,036,515	540		1,396,789 740	67,433,304	940

The accompanying notes are an integral
part of these financial statements
-5-

BROKER OR DEALER	**CENTURION SECURITIES, LLC**	as of	12/31/05

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable .... $		1045	$	1255	$	1470
14. Payable to brokers or dealers:						
A. Clearance account		1114	10,878,845	1315	10,878,845	1560
B. Other		1115	-	1305	-	1540
15. Payable to non-customers		1155	306,329	1355	306,329	1610
16. Securities sold not yet purchased, at market value:....................			43,180,590	1360	43,180,590	1620
17. Accounts payable, accrued liabilities, expenses and other................	60,000	1205	-	1385	60,000	1685
18. Notes and mortgages payable:						
A. Unsecured	-	1210			-	1690
B. Secured........................		1211		1390		1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings:...............				1400		1710
1. from outsiders $ [970]						
2. Includes equity subordination (15c3-1(d)) of .... $ [980]						
B. Securities borrowings, at market value:				1410		1720
from outsiders $ [990]						
C. Pursuant to secured demand note collateral agreements:				1420		1730
1. from outsiders $ [1000]						
2. -Includes equity subordination (15c3-a(d)) of .... [1010]						
D. Exchange memberships contributed for use of company, at market value				1430		1740
E. Accounts and other borrowings not qualified for net capital purposes		1220		1440		1750
20. TOTAL LIABILITIES .... $	60,000	1230	$ 54,365,764	1450	$ 54,425,764	1760

Ownership Equity

21. Sole proprietorship .... $		1770
22. Partnership (limited partners .... $ [1020])	13,007,540	1780
23. Corporation:		
A. Preferred stock		1791
B. Common stock		1792
C. Additional paid-in capital		1793
D. Retained earnings		1794
E. Total		1795
F. Less capital stock in treasury................................		1796
24. TOTAL OWNERSHIP EQUITY .... $	13,007,540	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY .... $	67,433,304	1810

The accompanying notes are an integral part
of these financial statements

BROKER OR DEALER	**CENTURION SECURITIES, LLC**

For the period (MMDDY)	01/01/05	3932 to	12/31/05	3933
Number of months included in this statement			12	3931

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transations in exchange listed equity securities executed on an e $		3935
b. Commissions on listed option transactions.		3938
c. All other securities commissions		3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange	(26,673,399)	3945
b. From all other trading	48,044,723	3949
c. Total gain (loss)	21,371,324	3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of Investment company shares		3970
6. Commodities revenue	234,331	3990
7. Fees for account supervision, investment company shares		3975
8. Other revenue	10,423,605	3995
9. Total revenue $	32,029,260	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder offi $		4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers	9,612,574	4140
13. Interest expense	1,149,272	4075
a. Includes interest on accounts subject to subordina 4070		
14. Regulatory fees and expenses	2,084,264	4195
15. Other expenses	3,624,200	4100
16. Total expenses $	16,470,310	4200

NET INCOME

17. Net income (loss) before Federal Income taxes and items below (item 9 less item 16 $	15,558,950	4210
18. Provision for Federal Income taxes (for parent only)		4220
19. Equity in earnings (losses) of uncomsolidated subsidiaries not included above		4222
a. After Federal income taxes of 4238		
20. Extraordinary gains (losses))))		4224
a. After Federal income taxes of 4239		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal income taxes and extraordinary items $	15,558,950	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordi $		4211

BROKER OR DEALER **CENTURION SECURITIES, LLC**

For the period (MMDDY'   01/01/05   to   12/31/05

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION))

1.	Balance, beginning of period .... $	8,467,973	4240
	A. Net income (loss)	15,558,950	4250
	B. Additions (Includes non-conforming capital of......... $ [____ 4262])		4260
	C. Deductions (Includes non-conforming capital of .... [____ 4272])	(11,019,383)	4270
2.	Balance, end of period (From item 1800) .... $	13,007,540	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period .... $		4300
	A. Increases		4310
	B. Decreases		4320
4.	Balance, end of period (From item 3520) .... $		4330

The accompanying notes are an integral
part of these financial statements

CENTURION SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

CASH PROVIDED BY OPERATING ACTIVITIES

Net Income	$ 15,558,950
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation expense	98,775
(Increase)/decrease in assets	
Receivable from brokers or dealers	(118,884)
Receivables from non-customers	(276,391)
Debt securities	641,297
Options	356,747
Other securities	(34,530,939)
Other	(1,165,729)
Increase/(decrease) in liabilities	
Payable to brokers or dealers - clearance	9,937,093
Payable to brokers or dealers - other	(2,112,656)
Payable to non-customers	280,294
Securities sold not yet purchased	22,421,417
Accounts payable and accrued liabilities	(1,666)
Notes payable	
	11,088,308

CASH APPLIED TO INVESTING ACTIVITIES

Purchase of fixed assets	(55,240)
	(55,240)

CASH APPLIED/PROVIDED TO FINANCING ACTIVITIES

Member withdrawals/contributions, net	(11,019,383)
	(11,019,383)
NET DECREASE IN CASH	13,685
CASH AT BEGINNING OF PERIOD	9,390
CASH AT END OF PERIOD	$ 23,075
Interest paid	$ 1,129,449

The accompanying notes are an integral
part of these financial statements

-9-

CENTURION SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2005

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Centurion Securities, LLC (the "Company"), a Delaware limited liability company, was formed on January 10, 2002 and commenced operation in September 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board options Exchange. The Company Primarily exchanges in the proprietary trading of exchange-traded equity securities, equity options and index options.

As a limited liability Company, the Company has a finite life and will cease to exist on December 31, 2050, unless the term is extended by amendment to the Operating Agreement, or unless the Company is sooner dissolved, and its affairs wound up in accordance with the Delaware Limited Liability Act. For additional information regarding the Company, please refer to the Operating Agreement.

Basis of Accounting

The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles. Substantially all of the Company's assets and liabilities are carried at fair market value.

Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis. U.S. generally accepted accounting principles normally requires an entity to record securities transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than on the trade date. The difference between trade date and settlement date accounting is not material to the company's financial position at December 31, 2005, nor material to the results of its operations for the period then ended.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Fixed Assets and Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The useful lives of fixed assets for purposes of computing depreciation are as follows:

Software	3 years
Equipment	5 years
Furniture	7 years

Depreciation expense of property and equipment charged to operations was $ 98,775 for the year ended December 31, 2005. Generally, when items of property are retired or otherwise disposed of, the cost and related accumulated

depreciation are removed from the accounts and any resulting gain or loss is reflected in income. The cost and accumulated depreciation for major classes of fixed assets is as follows:

Asset Class	Cost	Accumulated Depreciation
Software	$ 250,000	$ 150,310
Furniture and fixtures	29,800	14,602
Equipment	95,453	29,280
Total	$ 375,253	$ 194,193

NOTE 2 – FAIR VALUE OF FINANCIAL INSRUMENTS

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with the related unrealized profit or loss included in net trading gain in the statement of operations. As the Company operates as a broker-dealer, all financial instruments are stated at quoted market value, which approximates fair value. The following table discloses the approximate value of securities owned, as well as securities sold, not yet purchased as of December 31, 2005, as well as the approximate average fair values of these instruments held during 2005.

	December 31, 2005	Average during 2005
Equity and index assets	$ 6,540,280	$ 5,492,086
Equity and index liabilities	$ 5,766,369	$ 6,331,698

NOTE 3 – FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, principally exchange-traded options are carried at quoted market value.

Derivatives used for economic hedging purposes include purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Fair value of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Premiums and unrealized gains and losses for written and purchased option contracts are recognized gross in the statement of financial condition. The following table discloses the approximate fair values of derivative financial instruments held for trading as of December 31, 2005, as well as the approximate average fair values of derivatives held during 2005:

	December 31, 2005	Average during 2005
Equity and index options assets	$ 6,540,280	$ 5,492,086
Equity and index options liabilities	$ 5,766,369	$ 6,331,698

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company engages in trading activities. In connection with these activities, unsettled trades and sales of securities not yet purchased may expose the Company to off-balance sheet credit risk as a result of market fluctuations. The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded options, and securities

purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

When-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterpart the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2005, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2005.

The Company's trading activities are transacted on a cash basis. In connection with these activities, the Company executes transactions involving the sale of securities not yet purchased. Such transactions may expose the Company to significant off-balance-sheet risk in the event capital reserves are not sufficient to fully cover losses that may incur. The Company seeks to control the risks associated with its trading activities by monitoring trading markets daily. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

Concentrations of Credit Risk

At December 31, 2005, a significant credit concentration consisted of approximately $3 million, representing the market value of the Company's trading accounts carried by its clearing broker. Management does not consider any credit risk associated with this receivable to be significant.

The Company is engaged in various trading and brokerage activities with counter parties, primarily broker-dealers. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE 5 – NET CAPITAL REQUIREMENTS

At December 31, 2005, the Company's net capital as computed pursuant to the rules of the Chicago Boar of Options Exchange was $4,130,563, which was $4,030,563 more than the minimum net capital requirement of $100,000.

NOTE 6 – INVESTMENT IN CLEARING COMPANY

The Company has a Joint Back Office ("JBO") clearing agreement with Merrill Lynch Professional Clearing Corporation (Merrill). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $50,000 in the preferred shares of Merrill. The Company's investment in Merrill is reflected as investment in broker-dealer in the statement of financial condition. This investment is carried at cost, and under the agreement, would be returned to the Company in the event the JBO arrangement is terminated, less any accrued costs or expenses. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with Merrill, exclusive of its preferred stock investment.

NOTE 7 – OPERATING LEASES

The Company leases its office on a month-to-month basis. Office lease expense totaled $217,000 for the year ended December 31, 2005.

In addition, the Company leases equipment under various operating leases. These lease payments totaled $220,497 for the year ended December 31, 2005. Minimum future lease payments are as follows:

Year	Amount
2006	92,248
2007	62,873

NOTE 8 – LITIGATION

The Company is the plaintiff in litigation involving a former member of the Company. Legal expenses paid to pursue this litigation amounted to $45,523 during the year ending December 31, 2005. No amount has been accrued in these financial statements for the contingent gain in the event the Company prevails. This litigation arose in the normal course of business.

NOTE 9 – SUBSEQUENT EVENT

In 2006, the Company entered into several additional equipment leases. The future minimum lease payments for these leases are as follows:

Year	Amount
2006	$ 37,890
2007	$ 44,282
2008	$ 6,392

Total future minimum lease payments, including those entered into during 2005 (Note 7 above) amount to $295,351.

| BROKER OR DEALER | **CENTURION SECURITIES, LLC** | as of | 12/31/05 |

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition ....$		13,007,540	3480
2.	Deduct ownership equity not allowable for Net Capital			3490
3.	Total ownership equity qualified for Net Capital		13,007,540	3500
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
	B. Other (deductions) or allowable credits (List)			3525
5.	Total capital and allowable subordinated liabilities ....$		13,007,540	3530
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) 1,396,789	3540		
	B. Secured demand note deficiency	3590		
	C. Commodity futures contracts a			
	proprietary capital charges	3600		
	D. Other deductions and/or charges	3610	(1,396,789)	3620
7.	Other additions and/or allowable credits (List)			3630
8.	Net capital before haircuts on securities positions ....#		11,610,751	3640
9.	Haircuts on securities (computed, where applicable,			
	pursuant to 15c3-1 (f)):			
	A. Contractual securities commitments ....$	3660		
	B. Subordinated securities borrowings	3670		
	C. Trading and investment securities:			
	1. Exempted securities	3735		
	2. Debt securities 0	3733		
	3. Options	3730		
	4. Other securities 7,480,188	3734		
	D. Undue Concentration	3650		
	E. Other (List) .... Loss To Convert 0	3736	(7,480,188)	3740
10.	Net Capital ....$		4,130,563	3750

NON-ALLOWABLE ASSETS - LINE 6.A

Due from JDI	125000
Due From Officer	75000
Due from Attorney	93700
Due from TORC	948028
	$ 1,241,728

Reconciliation of the Computation of Net Capital between the Audited Financial Statements and the Company's unaudited FOCUS report, as filed.

Net Capital per the Company's unaudited FOCUS report, as filed.	$	4,180,563
Add back: Adjustments made to fixed assets		83,972
Less: Adjustment made to depreciation expense		(83,972)
Less: Adjustments made to accrue expense estimate		(50,000)
Net Capital per Audited Financial Statements	$	4,130,563

BROKER OR DEALER	**CENTURION SECURITIES, LLC**	as of _____ 12/31/05

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6-2/3% of line 19) .... $ _____ 4,000 | 3756 |
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement
    of subsidiaries computed in accordance with Note (A) .... $ **100,000** | 3758 |
13. Net capital requirement (greater of line 11 or 12) .... $ 100,000 | 3760 |
14. Excess net capital (line 10 less 13) .... $ 4,030,563 | 3770 |
15. Excess net at 1000% (line 10 less 10% of line 19) .... $ 4,124,563 | 3780 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition .... $ 60,000 | 3790 |
17. Add:
    A. Drafts for immediate credit .... $ _____ | 3800 |
    B. market value of securities borrowed for which no equivalent
       value is paid or credited .... _____ | 3810 |
    C. Other unrecorded amounts(List) .... _____ | 3820 | $ (_____ | 3830 |
19. Total aggregate indebtedness .... $ 60,000 | 3840 |
20. Percentage of aggregate indebtedness to net capital (line 19/ line 10) .... % 1.45% | 3850 |
21. Percentage of debt to debt-equity total computed i accordance with Rule 15c3-1 (d) ..... % 0.00% | 3860 |

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule
    15c3-3 prepared as of the date of the net capital computation including both brokers or dealers
    and consolidated subsidiaries' debits .... $ _____ | 3870 |
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital
    requirement of subsidiaries computed in accordance with Note (A) .... $ _____ | 3880 |
24. Net captial requirement (greater of line 22 or 23) .... $ _____ | 3760 |
25. Excess net capital (line 100 less 24)) .... $ _____ | 3910 |
26. Net capital in excess of the greater of:
    A. 5% OF COMBINED AGGRETATE DEBIT ITEMS OR $120,000 .... $ _____ | 3920 |

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement
    of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note
    covered by subordination agreements not in satisfactory form and the market values of memberships in
    exchanges contributed for use of company (contra to item 17400) and partners' securities which were
    included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material
    non-allowable assets.

CENTURION SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2005

The company did not handle any customer cash or securities during the year
ended December 31, 2005, and does not have any customer accounts.

CENTURION SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PERSUANT TO RULE 15c-3
as of December 31, 2005

The Company did not handle any proprietary accounts of introducing brokers
during the year ended December 31, 2005 and does not have any PAIB
accounts.

CENTURION SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2005

The Company did not handle any customer cash or securities during the year
ended December 31, 2005 and does not have any customer accounts.

DIMAGGIO, VERAJA & COMPANY, LLC
Certified Public Accountants & Business Consultants

567 James Court, Glendale Heights, IL 60139-3206 ● Phone (630) 790-4269 ● Fax: (630) 547-4112

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Members
Centurion Securities, LLC

In planning and performing our audit of the financial statements of Centurion Securities, LLC for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

-17-

Centurion Securities, LLC

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Chicago Board Options Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

DiMaggio, Veraja & Company, LLC

Glendale Heights, Illinois

March 26, 2006